UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

CASEY’S GENERAL STORES, INC.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
147528103
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	147528103	SCHEDULE 13D	Page	2	of	10	Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,879,646 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,879,646 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,646 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	147528103	Page	3	of	10	Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,879,646 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,879,646 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,646 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	147528103	Page	4	of	10	Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,879,601 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,879,601 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,879,601 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147528103	Page	5	of	10	Pages

1	NAME OF REPORTING PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		475,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

475,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	147528103	Page	6	of	10	Pages

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,354,646 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,354,646 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,354,646 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on September 23, 2010 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on October 7, 2010 (the “Amendment No. 1”) (the Original Schedule 13D and the Amendment No. 1, together with this Amendment No. 2, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 2 relates to the common stock, no par value per share, of Casey’s General Stores, Inc., an Iowa corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
     The Reporting Persons expended an aggregate of approximately $101,351,651.78 of investment capital to purchase the 2,354,646 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant and Sigma Capital Associates in commingled margin accounts, maintained at Credit Suisse First Boston, Deutsche Bank, Goldman Sachs & Co. and Morgan Stanley, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.	Interest in Securities of the Issuer.
     (a) As of the close of business on October 18, 2010, the Reporting Persons beneficially owned an aggregate of 2,354,646 shares of Common Stock, representing approximately 6.2% of the shares of Common Stock outstanding. The percentages used herein are based upon 37,848,026 shares of Common Stock reported to be outstanding as of September 7, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 9, 2010.
     SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates and SAC MultiQuant. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Sigma Capital Management maintains investment and voting power with respect to securities held by Sigma Capital Associates. Mr. Cohen controls SAC Capital Advisors Inc. and Sigma Capital Management. By reason of the provisions of Rule 13d-3 of the

Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,879,646 shares of Common Stock (constituting approximately 5.0% of the shares of Common Stock outstanding) and each of Sigma Capital Management and Mr. Cohen may be deemed to beneficially own 475,000 shares of Common Stock (constituting approximately 1.3% of the shares of Common Stock outstanding).
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,879,646 shares of Common Stock, constituting 5.0% of such class of securities;
     (ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,879,646 shares of Common Stock, constituting 5.0% of such class of securities;
     (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,879,601 shares of Common Stock, constituting 5.0% of such class of securities;
     (iv) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 475,000 shares of Common Stock, constituting 1.3% of such class of securities; and
     (v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,354,646 shares of Common Stock, constituting approximately 6.2% of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the date of the filing of the Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the Nasdaq Stock Market.
     (d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and Sigma Capital Associates.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     As noted in Item 5 of Amendment No. 1, Sigma Capital Associates held call options to acquire an aggregate of 360,000 shares of Common Stock. Such options expired, unexercised, on October 16, 2010. Accordingly, the shares of Common Stock that could have been acquired pursuant to such options are no longer included in the beneficial ownership amounts reported on this Schedule 13D.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 1,300 shares of Common Stock through such contracts. SAC MultiQuant also has short economic exposure to 300 shares of Common Stock through such contracts. Further, as of the date hereof, SAC MultiQuant has short economic exposure to 2,835 shares of Common Stock, on loan from third parties to cover open short positions in the same number of shares of Common Stock. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be filed as Exhibits.
1. Schedule A — Trading History

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2010

S.A.C. CAPITAL ADVISORS, L.P.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ADVISORS, INC.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

Schedule A
TRADING HISTORY,
CASEY’S GENERAL STORES, INC.

Date	Name	Amount	Price Per Share ($)
10/7/2010	S.A.C. Capital Associates, LLC	-5700	41.4
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.41
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.42
10/7/2010	S.A.C. MultiQuant Fund, LLC	-100	41.42
10/7/2010	S.A.C. MultiQuant Fund, LLC	-100	41.43
10/7/2010	S.A.C. MultiQuant Fund, LLC	-400	41.44
10/7/2010	S.A.C. Capital Associates, LLC	-300	41.47
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.4703
10/7/2010	S.A.C. Capital Associates, LLC	-1300	41.48
10/7/2010	S.A.C. Capital Associates, LLC	-900	41.49
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.4907
10/7/2010	S.A.C. Capital Associates, LLC	-3500	41.5
10/7/2010	S.A.C. Capital Associates, LLC	-800	41.51
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.5101
10/7/2010	S.A.C. Capital Associates, LLC	-200	41.5102
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.52
10/7/2010	S.A.C. MultiQuant Fund, LLC	-200	41.52
10/7/2010	S.A.C. Capital Associates, LLC	-800	41.53
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.5301
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.5303
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.54
10/7/2010	S.A.C. Capital Associates, LLC	-200	41.55
10/7/2010	S.A.C. MultiQuant Fund, LLC	300	41.56
10/7/2010	S.A.C. Capital Associates, LLC	-600	41.57
10/7/2010	S.A.C. Capital Associates, LLC	-300	41.58
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.5803
10/7/2010	S.A.C. Capital Associates, LLC	-4759	41.59
10/7/2010	S.A.C. Capital Associates, LLC	-300	41.5901
10/7/2010	S.A.C. Capital Associates, LLC	-300	41.5902
10/7/2010	S.A.C. Capital Associates, LLC	-200	41.5903
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.5904
10/7/2010	S.A.C. Capital Associates, LLC	-11300	41.599998
10/7/2010	S.A.C. Capital Associates, LLC	-4000	41.6
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.605
10/7/2010	S.A.C. Capital Associates, LLC	-600	41.61
10/7/2010	S.A.C. Capital Associates, LLC	-200	41.610001
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.6103
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.6106
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.619999
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.625
10/7/2010	S.A.C. Capital Associates, LLC	-300	41.63
10/7/2010	S.A.C. MultiQuant Fund, LLC	-279	41.63
10/7/2010	S.A.C. Capital Associates, LLC	-3200	41.630001
10/7/2010	S.A.C. Capital Associates, LLC	-300	41.6301
10/7/2010	S.A.C. Capital Associates, LLC	-100	41.6302
10/7/2010	S.A.C. Capital Associates, LLC	-2900	41.64
10/7/2010	S.A.C. MultiQuant Fund, LLC	-100	41.64
10/7/2010	S.A.C. Capital Associates, LLC	-15341	41.65
10/7/2010	S.A.C. MultiQuant Fund, LLC	-121	41.65
10/8/2010	S.A.C. MultiQuant Fund, LLC	-100	41.61
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.6146

Date	Name	Amount	Price
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.615
10/8/2010	S.A.C. Capital Associates, LLC	-400	41.62
10/8/2010	S.A.C. MultiQuant Fund, LLC	291	41.62
10/8/2010	S.A.C. Capital Associates, LLC	-400	41.63
10/8/2010	S.A.C. MultiQuant Fund, LLC	509	41.63
10/8/2010	S.A.C. Capital Associates, LLC	-600	41.64
10/8/2010	S.A.C. MultiQuant Fund, LLC	300	41.64
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.645
10/8/2010	S.A.C. Capital Associates, LLC	-900	41.65
10/8/2010	S.A.C. MultiQuant Fund, LLC	500	41.65
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.66
10/8/2010	S.A.C. Capital Associates, LLC	-263	41.67
10/8/2010	S.A.C. MultiQuant Fund, LLC	100	41.67
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.68
10/8/2010	S.A.C. MultiQuant Fund, LLC	25	41.68
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.69
10/8/2010	S.A.C. MultiQuant Fund, LLC	-171	41.69
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.7
10/8/2010	S.A.C. MultiQuant Fund, LLC	100	41.7
10/8/2010	S.A.C. MultiQuant Fund, LLC	-200	41.71
10/8/2010	S.A.C. MultiQuant Fund, LLC	-100	41.72
10/8/2010	S.A.C. MultiQuant Fund, LLC	-100	41.73
10/8/2010	S.A.C. MultiQuant Fund, LLC	192	41.74
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.75
10/8/2010	S.A.C. MultiQuant Fund, LLC	-29	41.75
10/8/2010	S.A.C. MultiQuant Fund, LLC	8	41.75
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.76
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.77
10/8/2010	S.A.C. MultiQuant Fund, LLC	-200	41.77
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.78
10/8/2010	S.A.C. Capital Associates, LLC	-400	41.8
10/8/2010	S.A.C. Capital Associates, LLC	-30	41.81
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.8125
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.82
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.83
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.835
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.8425
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.86
10/8/2010	S.A.C. MultiQuant Fund, LLC	-300	41.86
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.87
10/8/2010	S.A.C. Capital Associates, LLC	-800	41.88
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.89
10/8/2010	S.A.C. Capital Associates, LLC	-100	41.905
10/8/2010	S.A.C. Capital Associates, LLC	-125	41.91
10/8/2010	S.A.C. MultiQuant Fund, LLC	-100	41.91
10/8/2010	S.A.C. MultiQuant Fund, LLC	-200	41.92
10/8/2010	S.A.C. Capital Associates, LLC	-175	41.93
10/8/2010	S.A.C. MultiQuant Fund, LLC	-100	41.93
10/8/2010	S.A.C. Capital Associates, LLC	-2307	41.95
10/8/2010	S.A.C. Capital Associates, LLC	-200	41.97
10/8/2010	S.A.C. Capital Associates, LLC	-700	41.98
10/8/2010	S.A.C. MultiQuant Fund, LLC	-325	42

Date	Name	Amount	Price
10/8/2010	S.A.C. Capital Associates, LLC	-100	42.04
10/11/2010	S.A.C. MultiQuant Fund, LLC	100	41.68
10/11/2010	S.A.C. Capital Associates, LLC	-97049	41.8
10/11/2010	S.A.C. Capital Associates, LLC	-600	41.805
10/11/2010	S.A.C. Capital Associates, LLC	-1000	41.807
10/11/2010	S.A.C. Capital Associates, LLC	-350	41.8143
10/11/2010	S.A.C. Capital Associates, LLC	-1550	41.82
10/11/2010	S.A.C. Capital Associates, LLC	-855	41.8248
10/11/2010	S.A.C. Capital Associates, LLC	-200	41.84
10/11/2010	S.A.C. Capital Associates, LLC	-1063	41.8472
10/11/2010	S.A.C. Capital Associates, LLC	-200	41.849998
10/11/2010	S.A.C. Capital Associates, LLC	-400	41.85
10/11/2010	S.A.C. Capital Associates, LLC	-600	41.855
10/11/2010	S.A.C. Capital Associates, LLC	-400	41.869999
10/11/2010	S.A.C. Capital Associates, LLC	-400	41.87
10/11/2010	S.A.C. Capital Associates, LLC	-700	41.8729
10/11/2010	S.A.C. Capital Associates, LLC	-100	41.875
10/11/2010	S.A.C. Capital Associates, LLC	-1409	41.950001
10/11/2010	S.A.C. Capital Associates, LLC	-2900	41.959999
10/11/2010	S.A.C. Capital Associates, LLC	-200	41.970001
10/11/2010	S.A.C. Capital Associates, LLC	-24	41.9785
10/12/2010	S.A.C. MultiQuant Fund, LLC	-200	42.14
10/12/2010	S.A.C. MultiQuant Fund, LLC	-100	42.16
10/12/2010	S.A.C. MultiQuant Fund, LLC	-100	42.17
10/12/2010	S.A.C. MultiQuant Fund, LLC	-100	42.18